CONSOLIDATED
	TRILLION RESOURCES LTD.


	Consolidated Financial Statements
	December 31, 2002























#1116 - 925 West Georgia Street, Vancouver,
British Columbia, Canada, V6C 3L2
Tel: (604) 669-4777 Fax: (604) 696-0212 E-mail: trillion@trillionresources.com




CONSOLIDATED TRILLION RESOURCES LTD.


#1116 - 925 West Georgia Street, Vancouver,
British Columbia, CANADA, V6C 3L2
Phone: (604) 669-4777 Fax: (604) 696-0212
Web Site: www.trillionresources.com




QUARTERLY FINANCIAL STATEMENTS
December 31, 2002 (Unaudited)
all dollar's 000's

President's Report


During the Company's six month ended December 31, 2002, our 70% owned drilling company in Zimbabwe continued to meet drilling and administration costs and operated at profit. The profit realized from the drilling company and a gain on foreign exchange resulted in a net income of $164 for the six months ended and $117 for the three months ended. The Company continues to look at all optionswith regard to its drilling company and the effects of the local hyper-inflationary economy and the ability to continue operating at a profit.

Trillion continues to maintain a strong treasury position, particularly in light of the current market conditions and is actively seeking opportunities in the mining sector to enhance shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS
CONSOLIDATED TRILLION RESOURCES LTD.

Signed:

/S/Patrick G. Downey

February 21, 2003





CONSOLIDATED TRILLION RESOURCES LTD.


CONSOLIDATED BALANCE SHEETS


As at December 31, 2002 and June 30, 2002
(unaudited)


								December	June
									$	$
								[$000's - Cdn.]

ASSETS
Current
Cash and cash equivalents			2,429	2,559
Short-term investments				152		252
Accounts receivable and deposits		417		165
Total current assets				3,001	2,976

Investments						236		236
Deferred exploration				67		-
Capital assets						4		-
								3,305	3,212

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable					213		284
Total current liabilities			213		284

Contingencies and commitments

Shareholders' equity
Share capital						55,694	55,694
Deficit							(52,602)	(52,766)
Total shareholders' equity			3,092	2,928
								3,305	3,212

See accompanying notes






CONSOLIDATED TRILLION RESOURCES LTD.
Consolidated Statements of Operations and Deficit
	(unaudited)
					Three months ended	Six months ended
					December 31		December 31
					2002		2001		2002		2001
					$		$		$		$
			[$000's - Cdn. - except per common share amounts]

REVENUE
Drilling revenue		540		209		974		651
					540		209		974		651

COSTS AND EXPENSES
Exploration and
  development			-		3		-		3
Drilling [excluding
  amortization]		292		222		713		528
Amortization of capital
  assets				-		15		-		25
Consulting fees		94		90		152		129
General and
  administrative		36		41		79		90
Exchange (gain) loss	3		85		(129)	(177)
Investor relations		1		5		3		5
Professional fees		5		34		11		49
Write-down of mineral
  properties			-		(4)		-		-
(Gain) Loss on sale of
investments and capital
 assets				-		(12)		-		(1)
					431		479		829		651
Net Income (loss)		109		(270)	145		-

Interest and other		8		52		19		47
Management fees		-		-		-		33
Net income (loss) for
  the period			117		(218)	164		79

Deficit, beginning of
  period				(52,720)	(52,100)	(52,767)	(52,397)
Deficit, end of period	(52,603)	(52,318)	(52,603)	(52,318)

Net income (loss) per common share
	Basic			0.01		(0.03)	0.02		0.01
	Diluted			0.01		(0.03)	0.02		0.01
See accompanying notes
CONSOLIDATED TRILLION RESOURCES LTD.
Consolidated Statements of Cash Flows
	(unaudited)

				Three months ended	Six months ended
					December 31		December 31
					2002		2001		2002		2001
$		$		$		$

OPERATING ACTIVITIES
Net income (loss) for
  the year			117		(218)	164		79
Items not involving cash
  Amortization of capital
   assets				-		25		-		25
Deferred exploration	(31)		-		(67)		-
Write-down of
 investments, mineral
  properties and capital
   assets				-		(4)		-		-
Loss (gain) on sale of
investments and capital
  Assets				-		(12)		-		(1)
					86		(209)	97		103
Changes in non-cash
working capital balances
 relating to operation	(262)	171		(323)	(66)
Cash used in operating
  activities			(176)	(38)		(226)	37


INVESTING ACTIVITIES
Purchase of capital
  assets				(1)		(20)		(4)		(31)
Exploration and
  development			-		(7)		-		(11)
Cash provided by (used in)
  investing activities	(1)		(27)		(4)		(42)

Increase (decrease) in
cash and cash equivalents(177)	(65)		(230)	(5)
Cash and cash equivalents,
 beginning of period	2,758	3,186	2,811	3,126
Cash and cash equivalents,
 end of period			2,581	3,121	2,581	3,121

See accompanying notes


CONSOLIDATED TRILLION RESOURCES LTD.
Notes to Consolidated Financial Statements
December 31, 2002 and 2001
	(unaudited)

1. NATURE OF OPERATIONS

The principal activities of Consolidated Trillion
Resources Ltd. [the "Company"] are carried out in Africa and include the provision of drilling services to mining companies and exploration of mineral properties directly and indirectly with other mining companies.

Generally, the operating costs of the Company have been financed by public offerings and private placements.
The Company is obligated to incur minimum levels of expenditures annually to maintain its rights to continue exploration of certain of its mineral properties.

The Company conducts activities in countries that have, or may impose, foreign exchange restrictions. Allowed dividend and capital repatriation levels may change as a result of political factors.

Trillion's operations entail significant governmental, socioeconomic, medical and other factors common to all emerging countries. All Zimbabwe operations are subject to government regulation. Operations may be affected in varying degrees by government regulation such as restrictions on production, currency restrictions, price controls, tax increases, pollution controls or changes in conditions under which minerals may be marketed. More specifically, Zimbabwe operations are subject to hyper-inflationary conditions.

Over the coming year, the Company will continue to monitor the current hyper-inflationary and political situation within Zimbabwe and will determine whether it is best to continue operations of the drilling company, to close it down, or to sell it.

Any amounts shown for mineral exploration costs do not necessarily represent present or future values.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles
The interim financial statements are prepared by Management in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those in the Company's consolidated financial statements for the year ended June 30, 2002. The Company has adopted the new accounting standard for the calculation of earnings per share whereby new rules are applied in the calculation of diluted earnings per share. The new standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements.



CONSOLIDATED TRILLION RESOURCES LTD.
Notes to Consolidated Financial Statements
December 31, 2002 and 2001
	(Unaudited)


The Canadian Institute of Chartered Accountants recently issued Handbook section 3870, Stock-based compensation and other stock-based payments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions and establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. As permitted by the new Handbook section, the Company has adopted these rules effective July 1, 2002.

Certain of the prior period's comparative figures have been reclassified to conform to the presentation adopted for the current period.

Interim Financial Statements
These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

In preparing these financial statements the Company has adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning interim financial statements. This new standard outlines the minimum information that should be disclosed in interim financial statements. The preparation of the interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents consist of balances with banks and investments in short-term money market instruments.



CORPORATE INFORMATION
Web site: www.trillionresources.com

CORPORATE OFFICE				ZIMBABWE OFFICE
900 - 475 Howe Street			B.D. Mine Grounds
Vancouver, British Columbia V6E 3X1P.O. 1340 Kwekwe,
Zimbabwe
Tel: (604) 669-4777				Tel: 011 263 55 24782
Fax: (604) 696-0212				Fax: 011 263 55 22470
E-mail: trillion @trillionresources.com

DIRECTORS
Ronald K. Netolitzky, Chairman	Patrick G. Downey
Henry M. Giegerich				Eric Cunningham

OFFICERS
Patrick G. Downey	President and CEO
Terese J. Gieselman	Secretary/Treasurer

SOLICITORS					AUDITORS
Lavery De Billy, Montreal, Quebec	Ernst & Young

REGISTRAR & TRANSFER AGENT		BANK
Computershare Investor Services	The Bank of Montreal
Montreal, Quebec	Vancouver, B.C.

STOCK EXCHANGE LISTINGSSHARES
United States: OTCBB Symbol: TLNOF	Issued & Outstanding:
	8,899,512